SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                          (Amendment No. 1)<F1>

                          MTR Gaming Group, Inc.
                             (Name of Issuer)

                Common Stock, $0.00001 par value per share
                      (Title of Class of Securities)

                               300 64J 10 8
                              (CUSIP Number)

                       Richard C. Breeden, Trustee
                   The Bennett Funding Group, Inc. and
                  Bennett Management & Development Corp.
                            Two Clinton Square
                        Syracuse, New York  13202
                              (315) 422-9000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            January 19, 1998
         (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note:   Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                      (Continued on following pages)

                           (Page 1 of 7 Pages)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                              The information required on the
     remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   300 64J 10 8            13D     Page   2    of    7   Pages


 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard C. Breeden, as Trustee

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /
 3  SECURITIES USE ONLY

 4  SOURCE OF FUNDS*
         WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                             /x/

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

 NUMBER OF   7   SOLE VOTING POWER
  SHARES
BENEFICIALLY          522,700
   OWNED     8   SHARED VOTING POWER
    BY
   EACH               780,000
 REPORTING   9   SOLE DISPOSITIVE POWER
  PERSON
   WITH               1,302,700
             10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,302,700
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

14  TYPE OF REPORTING PERSON*

         00
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!






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     The cover page and Items 1 through 7 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of The Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC"), with respect to a reportable event occurring on October 22, 1996, are amended and restated as set forth below.

Item 1.   Security and Issuer.

     This statement relates to the common stock, $0.00001 par value per share (the "Common Stock"), of MTR Gaming Group, Inc., a Delaware corporation ("MTR"). MTR's principal executive offices are located at State Route 2 South, Chester, West Virginia 26034. MTR was formerly known as Winners Entertainment, Inc.

Item 2.   Identity and Background.

     This statement is being filed by Richard C. Breeden, as trustee in bankruptcy (the "Trustee") for BFG, BMDC and certain other related debtors. The Trustee's business address is Two Clinton Square, Syracuse, New York 13202. In addition to his position as Trustee, Mr. Breeden is the Chief Executive Officer of Equivest Finance, Inc. ("Equivest"), a holding company which, through its wholly-owned subsidiary, Resort Funding, Inc., finances consumer timeshare receivables and makes acquisition and development loans to fund construction of timeshare resorts. The address of Equivest is Two Clinton Square, Syracuse, New York 13202.

     The Trustee neither has been convicted in a criminal proceeding, nor was a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Trustee is a citizen of the United States.

     BFG is a New York corporation whose principal business activity is equipment leasing. BMDC is a New York corporation whose principal business activity is the provision of various financial services. The address of the principal business and offices of each company is Two Clinton Square, Syracuse, New York 13202.

     On March 29, 1996, BFG and BMDC filed voluntary petitions (the "Petitions") for reorganization (Case Nos. 96-61376 and 96-61379, respectively) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). On April 18, 1996, the Court appointed Mr. Breeden as Trustee for BFG and BMDC, as well as for certain other related debtors. On July 25, 1997, the Bankruptcy Court consolidated the estates of all such debtors (such consolidated estate, the "Estate").

     The Petitions were filed after (i) the Securities and Exchange Commission filed a civil complaint (the "Civil Complaint") in the United States District Court for the Southern District of New York (the

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"District Court") against BFG, BMDC, certain of their affiliates and
Patrick R. Bennett, the former Chief Financial Officer of BFG (Case No. 96 Civ. 2237 (JES)) and (ii) the United States Attorney for the Southern District of New York filed a criminal complaint (the "Criminal Complaint") in the District Court against Patrick Bennett alleging perjury and criminal violations of the anti-fraud provisions of the federal securities laws. The Civil Complaint alleges numerous violations of the anti-fraud provisions of the federal securities laws, based in part on allegations of sales of fictitious equipment leases, fraudulent misrepresentations to investors in private placements of debt securities and misappropriation of corporate assets. In June 1996 the Trustee filed an adversary proceeding seeking more than $1 billion in damages from, among others, prior controlling stockholders of BFG and its affiliates and certain of their business associates, the previous auditing firm and others. On June 26, 1997, a federal grand jury issued a 43-count indictment against Patrick Bennett, his brother Michael, and two associates on charges ranging from conspiracy to obstruction of justice. The defendants were arraigned on July 3, 1997, and were released after posting personal recognizance bonds.

     The two indicted associates of Patrick Bennett, Charles Genovese and Gary Peiffer, pled guilty to charges of obstruction of justice on December 3, 1998. Michael Bennett also pled guilty to obstruction of justice and certain other related crimes in late November 1998. Patrick Bennett's criminal trial began in the United States Court for the Southern District of New York on December 7, 1998.

Item 3.   Source and Amount of Funds or Other Consideration.

     MTR, its wholly-owned subsidiary Mountaineer Park, Inc. ("MPI") and BMDC, as lender, entered into a Construction Loan Agreement (the "Construction Loan Agreement") dated as of June 27, 1994, which was subsequently amended on September 27, 1994; December 7, 1994; February 10, 1995; April 10, 1995; July 7, 1995; and September 19, 1996, and
certain repayment terms of which were extended on October 31, 1995; November 9, 1995; November 28, 1995; and January 12, 1996. Pursuant to the Construction Loan Agreement, MPI borrowed $10.2 million (the "Construction Loan") from BMDC primarily for renovations at the Mountaineer Racetrack and Gaming Resort located in Chester, Hancock County, West Virginia. As part of the consideration for the loan and in connection with one of the amendments to the loan, MTR was obligated to issue to BMDC in the aggregate 1,530,000 shares of Common Stock and did in fact issue and deliver such shares to BMDC and BFG beginning in June 1994. The Trustee believes that BMDC obtained the $10.2 million loaned to MPI from its working capital. On December 26, 1996, MPI prepaid in full the outstanding balance of the Construction Loan.

Item 4.   Purpose of Transaction.

     The Common Stock was acquired by BMDC and BFG for their own account for investment purposes as partial consideration for the granting of the Construction Loan described in Item 3 above and one of the amendments


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thereto.  The Trustee expects from time to time to sell shares, which may be in registered and unregistered transactions.

Item 5.   Interest in Securities of the Issuer.

     (a) According to MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 20,855,775 shares of Common Stock issued and outstanding as of November 9, 1998. The total number of shares beneficially owned by the Estate and by the Trustee, after the transactions described in Item 5(c) below, is 1,302,700 shares, representing approximately 6.2% of the total issued and outstanding shares of Common Stock.

     (b) Prior to the filing of the Petitions, BFG assigned the voting rights for an aggregate of 780,000 shares to the board of directors of MTR pursuant to an amendment to the Construction Loan Agreement described in Item 6 below. After the closing of the transaction described in Item 5(c) below, the Trustee has sole power to vote or direct the vote as to 522,700 shares and sole power to dispose or direct the disposition of 1,302,700 shares.

     (c) The Trustee disposed of a total of 227,300 shares of Common Stock as follows:

 Number of                             Price Per
   Shares           Date Sold            Share          Manner
 ---------          ---------          ---------        ------
       9,000      November 17, 1998     $2.3958    open market sale
      10,000      November 18, 1998     $2.3750    open market sale
      10,600      November 20, 1998     $2.5059    open market sale
      12,500      November 25, 1998     $2.5060    open market sale
       6,000      November 27, 1998     $2.5885    open market sale
      10,000      November 30, 1998     $2.5625    open market sale
       5,000       December 1, 1998     $2.4375    open market sale
       9,000       December 1, 1998     $2.3958    open market sale
       1,700       December 2, 1998     $2.4375    open market sale
       9,000       December 3, 1998     $2.3750    open market sale
      10,000       December 9, 1998     $2.3400    open market sale
       2,000      December 10, 1998     $2.3438    open market sale
      16,000      December 11, 1988     $2.3750    open market sale
      12,500      December 16, 1998     $2.1250    open market sale
      13,000      December 17, 1998     $2.1538    open market sale
      20,000      December 21, 1998     $2.3547    open market sale
      15,000      December 22, 1998     $2.2940    open market sale
       8,500      December 23, 1998     $2.3879    open market sale
      22,500       January 15, 1999     $2.3125    open market sale
      15,000       January 19, 1999     $2.2658    open market sale
      10,000       January 20, 1999     $2.3156    open market sale

     (d)  Not applicable.

     (e)  Not applicable.


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Item 6.   Contracts, Arrangements, Understandings or Relationships With
          Respect to Securities of the Issuer.

     Pursuant to Construction Loan Agreement Amendment V, dated July 7, 1995, among BMDC, MPI and MTR, BMDC granted full voting authority with respect to 780,000 shares to the board of directors of MTR to satisfy licensing requirements of the West Virginia Lottery Commission. The board of directors of MTR will retain this authority for so long as the Estate owns at least 5% of the shares of Common Stock.

     The Amendment of Construction Loan Agreement, dated September 19, 1996, among the Trustee, MPI and MTR, grants the Trustee certain registration rights relating to the shares of MTR issued pursuant to the Construction Loan Agreement, to the extent the public sale of such shares is restricted.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1: Construction Loan Agreement, dated as of June 27, 1994, among BMDC, MPI and Winners Entertainment, Inc. ("Winners").
     Exhibit 2: Construction Loan Agreement Amendment, dated as of September 27, 1994, among BMDC, MPI and Winners.
     Exhibit 3: Construction Loan Agreement Amendment, dated December 7, 1994, among BMDC, MPI and Winners.
     Exhibit 4: Construction Loan Agreement Amendment, dated February 10, 1995, among BMDC, MPI and Winners.
     Exhibit 5: Amendment to Construction Loan Agreement, dated April 10, 1995, among BMDC, MPI and Winners.
     Exhibit 6: Construction Loan Agreement Amendment V, dated July 7, 1995, among BMDC, MPI and Winners.
     Exhibit 7: Letter from Stewart Weisman, Acting Secretary and General Counsel of BMDC, to MPI, dated October 31, 1995.
     Exhibit 8: Letter Agreement, dated November 9, 1995, among Winners, MPI and BMDC.
     Exhibit 9: Letter Agreement, dated November 28, 1995, among BMDC, Winners and MPI.
     Exhibit 10: Letter Agreement, dated January 12, 1996, among Winners, MPI and BMDC.
     Exhibit 11: Amendment of Construction Loan Agreement, dated September 19, 1996, among the Trustee, Winners and MPI.











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                                SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  January 20, 1999




                                     /s/ Richard C. Breeden
                                  --------------------------------------
                                  Name:  Richard C. Breeden, as Trustee



































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